

August 3, 2015

Via E-Mail
Jeremy W. Smeltser
Vice President and Chief Financial Officer
SXP Flow, Inc.
13320 Ballantyne Corporate Place
Charlotte, NC 28277

> **Re:** **SPX Flow, Inc.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed July 13, 2015**
> **File No. 001-37393**

Dear Mr. Smeltser:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   We note your response to our prior comment number 4. It appears that you anticipate receiving a report, opinion or appraisal materially relating to the transaction regarding solvency. As such, please supply the disclosure requested in our prior comment.

Cost overruns, inflation, delays and other risks, page 23

2.   We note your response to prior comment number 5; however, the significance to your business of your long-term contracts remains unclear. Please advise. Please file any material contracts required by Item 601(b)(10)(ii)(B) of Regulation S-K as applicable.

<u>Material U.S. Federal Income Tax Consequences of the Distribution, page 41</u>

3.　　We note your revisions in response to former comment 2. Please revise to disclose the material assumptions underlying counsel's ability to opine that the transaction will be tax free. In addition, revise to clarify the specific facts giving rise to uncertainty regarding the treatment of the transaction as tax free.

<u>Certain Relationships and Related Party Transactions, page 134</u>

4.　　Please tell us why you removed disclosure regarding the lease agreements you will enter into with SPX in connection with this transaction.

<u>Exhibits</u>

5.　　Please file Schedule A and B referenced in section 1.1 of Exhibit 10.1 or advise.

　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dennis Hult at 202-551-3618 or Jay Webb, Senior Accountant, at 202-551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Maher at 202-551-3184 or me at 202-551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Philip Richter, Esq.